November 24, 2004



Mail-Stop 0408
Via facsimile and U.S. Mail
Mr. Donald A. Gilles
President and Chief Executive Officer
Valley Commerce Bancorp
200 South Court Street
Visalia, California 93291

	Re:  Valley Commerce Bancorp
                    Amendment No. 2 to Form SB-2
	        File No. 333-118883
                    Submitted in Draft on November 12, 2004


Dear Mr. Gilles:

We have reviewed your draft submission for your responses to the accounting comments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
General
1. Advise the staff supplementally as to the OTCBB rule that allows the Company to remain a listed company even though it is not registered with the SEC as a reporting company.

Management`s Discussion and Analysis - page 22
Off-Balance Sheet Items - pages 41

2. Please re-examine the amounts disclosed as your commitments to extend credit and standby letters of credit for the related periods presented. Based on the table below, there seems to be numerous discrepancies. Please revise to reflect the correct amounts for the respective periods presented.


Commitments to extend credit
Standby letters of credit
Page 41


June 30, 2004
 $  30,000,000
 $ 1,200,000
December 31, 2003
 $  35,000,000
 $    806,000



Page 45


June 30, 2004
 $  27,000,000
 $    806,000
December 31, 2003
 NA
 NA



Note 5 - June 30, 2004 Financials


June 30, 2004
 $ 30,282,000
 $ 1,232,000
December 31, 2003
 $ 26,722,000
 $    806,000



Note 10 - December 31, 2003 Financials


June 30, 2004
 NA
 NA
December 31, 2003
 $ 34,817,000
 $    806,000

Interim Condensed Financial Statements
Loans - page F-7

3. We note your response to comment # 40, as well as the additional information provided in your submission dated November 9. In this case, the carrying amount was equal to the amount of the outstanding loan balance less the specific reserves related to that loan. Your response indicates that you received additional information subsequent to the balance sheet date regarding a possible sale of the property. Please supplementally provide us with the evidence of the fair value of the loan collateral that you had available as of June 28, 2004. Identify the evidence you relied upon for your determination of the specific reserves against this loan as of March 31, 2004. Identify any new information received between March 31, 2004 and June 28, 2004. We do not believe it would be appropriate to use such information received during July 2004 to adjust the carrying amount of the loan as of June 28, 2004 and prior to its transfer to Other real estate owned.


Closing Comment

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	Any questions regarding the accounting comments may be directed to Diane San Pedro at (202) 824-5483 or Kevin Vaughn at (202) 942-1816. All other questions may be directed to Michael Clampitt at
(202) 942-1772 or to me at (202) 942-2887.


						Sincerely,



						Todd Schiffman
						Assistant Director


Valley Commerce Bancorp
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